AD 9/1

06009937

UNITED STATES
RITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

BD 8/31

OMB APPROVAL	
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...NUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING RECEIVED AUG 23 2006 WASHINGTON, DC 209 SECTION

SEC FILE NUMBER
8- 47646

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 7-1-05 (MM/DD/YY) AND ENDING 6-30-06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MORTON CLARKE FU & METCALF, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

520 PIKE STREET, SUITE 2250
(No. and Street)

SEATTLE, (City) WA (State) 98101-4013 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Susan Metcalf 206-676-6208
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

JEFFREY M. WILSON, P.S.
(Name – *if individual, state last, first, middle name*)

15215 52nd Ave. S., #9 Tukwila, WA 98188
(Address) (City) (State) (Zip Code)

PROCESSED
SEP 21 2006
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Susan Metcalf, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Morton Clarke Fu & Metcalf, Inc., as of June 30, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NANCY L. IRWIN
Notary Public
State of Washington
My Commission Expires
July 25, 2008

Susan Metcalf
Signature

Treasurer/CFO
Title

Nancy L. Irwin
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MORTON CLARKE FU & METCALF, INC.

FINANCIAL STATEMENTS

JUNE 30, 2006 and 2005

TABLE OF CONTENTS

Jeff M. Wilson, P.S.
Certified Public Accountants
15215 52nd Ave. S. #26
Tukwila, Washington 98188
(206) 282-2727
Fax (206) 285-1528

- Independent Auditor's Report -

The Board of Directors
Morton Clarke Fu & Metcalf, Inc.
Seattle, Washington

We have audited the accompanying statement of financial condition of Morton Clarke Fu & Metcalf, Inc. as of June 30, 2006 and 2005 and the related statement of income, retained earnings, changes in stockholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material aspects, the financial position of Morton Clarke Fu & Metcalf, Inc. as of June 30, 2006 and 2005 and the results of its operations, changes in stockholders' equity and its cash flows for the years then ended, in conformity with accounting principles generally accepted in United States of America.

Jeff M. Wilson

Jeff M. Wilson, P.S.
Seattle, Washington
August 21, 2006

Jeff M. Wilson, P.S.
Certified Public Accountants
15215 52nd Ave. S. #26
Tukwila, Washington 98188
(206) 282-2727
Fax (206) 285-1528

Independent Auditors' Report on Internal Accounting Control Required by SEC Rule 17a-5

The Managing Directors
Morton Clarke Fu and Metcalf, Inc.

In planning and performing our audit of the financial statements of Morton Clarke Fu and Metcalf, Inc. for the years ended June 30, 2006 and 2005 we considered its internal control structure in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure. Among the elements of the internal control structure that we considered are the accounting system and control procedures, including procedures for safeguarding securities.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Morton Clarke Fu and Metcalf, Inc. that we consider relevant to the objectives stated in Rule 17a-5(g)(1) in making the periodic computations or aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provision of Rule 15c3-3.

The management of Morton Clarke Fu and Metcalf, Inc. is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and of the practices and procedures referred to in the preceding paragraph and assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which Morton Clarke Fu and Metcalf, Inc. has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles, Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of the structure to future periods is subject to the risk that procedures may become inadequate because of changes in conditions or that the effectiveness of the design and operation of policies and procedures may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the accounting system and control procedures, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

Jeff M. Wilson

Jeffrey M. Wilson, P.S.
Certified Public Accountants
August 21, 2006

MORTON CLARKE FU & METCALF, INC.
STATEMENT OF FINANCIAL CONDITION
June 30, 2006 and 2005

ASSETS

	2006	2005
CURRENT ASSETS		
Cash - Deposit (NASD)	$ 708	$ 1,246
Cash - Bank & Money Market	119,618	135,184
Revenue Account Receivable	10,954	0
Accrued Interest Receivable	29,872	58,356
Inventory - Muni Bonds	2,734,708	4,644,996
Prepaid Expenses	47,117	48,729
Prepaid Income Tax	0	2,760
Management Fees Receivable	153,525	185,825
NASD - Warrants	8,100	3,300
Total Current Assets	3,104,602	5,080,396
FIXED ASSETS		
Furniture	69,335	69,335
Telephone Equipment	26,922	26,922
Office and Computer Equipment	73,434	106,346
	169,691	202,603
Less accumulated depreciation	(168,371)	(200,149)
Fixed Assets - Net	1,320	2,454
OTHER ASSETS		
Rental Deposits	19,006	19,006
Organizational Costs	2,366	2,366
Less accumulated amortization	(2,366)	(2,366)
Total Other Assets	19,006	19,006
TOTAL ASSETS	$ 3,124,928	$ 5,101,856

The accompanying notes are an integral part of these statements.

MORTON CLARKE FU & METCALF, INC.
STATEMENT OF FINANCIAL CONDITION
June 30, 2006 and 2005

LIABILITIES AND STOCKHOLDERS' EQUITY

	2006	2005
CURRENT LIABILITIES		
Payable - Fidelity	$ 1,066,903	$ 2,971,253
Commissions Payable	83,629	111,660
B & O Tax Payable	7,913	7,990
Accounts Payable	0	7,883
Federal Income Tax Payable	58	0
Total Current Liabilities	1,158,503	3,098,786
Total Liabilities	1,158,503	3,098,786
STOCKHOLDERS' EQUITY		
Capital stock $1 stated value per share, 925,000 shares issued and outstanding	925,000	940,000
Retained Earnings	1,041,425	1,063,070
Total Stockholders' Equity	1,966,425	2,003,070
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 3,124,928	$ 5,101,856

The accompanying notes are an integral part of these statements.

MORTON CLARKE FU & METCALF, INC.
INCOME STATEMENT
For the years ending June 30, 2006 and 2005

	2006 AMOUNT	2006 Percent Of Gross Revenue	2005 AMOUNT	2005 Percent Of Gross Revenue
REVENUE				
Trading	$ 453,352	14.7%	$ 566,530	16.7%
Commissions	1,864,430	60.5%	1,785,115	52.5%
Interest Income	18,569	0.6%	8,848	0.3%
Managed Account Fees	554,655	18.0%	753,545	22.1%
Tax Exempt Interest Income	192,905	6.3%	252,207	7.4%
Miscellaneous Income	45,381	1.5%	61,993	1.8%
Unrealized Gains (Losses) - Trading Securities	(49,117)	-1.6%	(26,466)	-0.8%
Gross Revenue	3,080,175	100.0%	3,401,772	100.0%
OPERATING EXPENSES	3,082,052	100.1%	3,414,328	100.4%
Income (Loss) Before Federal Income Tax	(1,877)	-0.1%	(12,556)	-0.4%
Federal Income Tax	2,818	0.1%	2,504	0.0%
Net Income (Loss)	$ (4,695)	-0.2%	$ (15,060)	-0.4%

The accompanying notes are an integral part of these statements.

MORTON CLARKE FU & METCALF, INC.
STATEMENT OF RETAINED EARNINGS
For the years ending June 30, 2006 and 2005

	2006	2005
Retained earnings, July 1, 2005 and 2006	$ 1,063,070	$ 1,074,276
Net income (loss)	(4,695)	(15,060)
Resale (Repurchase) of Treasury Stock	(16,950)	3,854
Retained earnings, June 30, 2006 and 2005	$ 1,041,425	$ 1,063,070

The accompanying notes are an integral part of these statements.

MORTON CLARKE FU & METCALF, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
For the years ending June 30, 2006 and 2005

	2006	2005
Stockholders' Equity, July 1, 2005 and 2004	$ 2,003,070	$ 2,011,191
Capital Stock Subscription (Repurchase)	(15,000)	3,085
Net Income (Loss)	(4,695)	(15,060)
Resale (Repurchase) of Treasury Stock - Retained Earnings Portion	(16,950)	3,854
Stockholders' Equity, June 30, 2006 and 2005	$ 1,966,425	$ 2,003,070

The accompanying notes are an integral part of these statements.

MORTON CLARKE FU & METCALF, INC.
STATEMENT OF CASH FLOWS
For the years ending June 30, 2006 and 2005

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS

	2006	2005
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income (loss)	$ (4,695)	$ (15,060)
Adjustments to reconcile net income to net Cash provided by operating activities:		
Depreciation and amortization	4,389	14,657
Change in current assets and liabilities:		
(Increase) in revenue account receivable	(10,954)	0
Decrease in accrued interest receivable	28,483	295
(Incr.) or decr. in inventory - muni bonds	1,910,288	(878,006)
(Incr.) or decr. in prepaid income tax	2,760	(1,879)
(Increase) or decrease in prepaid expenses	1,612	(1,173)
(Increase) in NASD warrants	(4,800)	0
(Incr.) or decr. in management fee receivable	32,300	(1,644)
Increase or (decrease) in payable - Fidelity	(1,904,350)	919,613
Increase or (decrease) in B & O tax payable	(77)	567
Increase or (decrease) in commissions payable	(28,031)	6,681
Increase or (decrease) in accounts payable	(7,883)	7,883
Increase in federal income tax payable	58	0
Total adjustments	23,795	66,994
Net cash provided from operating activities	19,100	51,934
CASH FLOWS FROM INVESTING ACTIVITIES:		
Payment for purchase of equipment	(3,254)	(12,320)
Net cash (used) in investing activities	(3,254)	(12,320)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Proceeds (Repurchase) of capital stock	(15,000)	3,085
Proceeds (Repurchase) of treasury stock	(16,950)	3,854
Net cash provided (used) from finan. activities	(31,950)	6,939
Net incr. (decr.) in cash and cash equivalents	(16,104)	46,553
Cash and cash equivalents at July 1, 2005 and 2004	136,430	89,877
Cash and cash equivalents at June 30, 2006 and 2005	$ 120,326	$ 136,430

The accompanying notes are an integral part of these statements.

MORTON CLARKE FU & METCALF, INC.
STATEMENT OF CASH FLOWS
For the years ending June 30, 2006 and 2005

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS

DISCLOSURE OF ACCOUNTING POLICY :

For purposes of the statement of cash flows, the company considers the following to be cash equivalents, cash - deposit (NASD).

The accompanying notes are an integral part of these statements.

NOTE 1: BUSINESS STRUCTURE

Morton Clarke Fu & Metcalf, Inc. is a full service broker/dealer. All customer transactions are cleared through another broker/dealer on a fully disclosed basis. Morton Clarke Fu & Metcalf, Inc. clears all transactions through its correspondent National Financial Services Corporation (Fidelity). Therefore Morton Clarke Fu & Metcalf, Inc. is exempt from Rule 15c3-3.

NOTE 2: BUSINESS FORMATION

Morton Clarke Fu & Metcalf, Inc. was incorporated September 1, 1994 under the laws of the State of Washington. The company has a June 30 fiscal year end and is taxed as a C corporation. The company was licensed with the NASD and began active operations on January 11, 1995.

NOTE 3: SIGNIFICANT ACCOUNTING POLICIES

Morton Clarke Fu & Metcalf, Inc. reports on the accrual method of accounting, therefore income and expense are reported when earned or incurred not when money is received or paid. All amounts at June 30, 2006 and 2005 are reported based on trade date, not settlement date accounting principles. Therefore any securities trades on June 30, 2006 and 2005 or prior are included in these financial statements even though the transaction settled after June 30, 2006 and 2005. Depreciation is recorded on the financial statements based on the same calculation that was used for federal income tax purposes. Any differences between tax depreciation and depreciation under generally accepted accounting principles are immaterial.

NOTE 4: INVENTORY - MUNI BONDS

All inventory is carried by National Financial Services Corporation (Fidelity) as of June 30, 2006 and 2005. Morton Clarke Fu & Metcalf, Inc. has borrowed money against the inventory value with Fidelity. The payable to Fidelity at June 30, 2006 and 2005 was $1,066,903 and $2,971,253 respectively. The payable is secured by the value of the inventory.

The inventory value is the fair market value of the bonds on that date. The fair market value of the bonds was $2,734,708 and $4,644,996 as of June 30, 2006 and 2005 respectively. The difference between the cost and the fair market value is shown as unrealized gains or (losses) from trading securities on the income statement.

NOTE 5: FIXED ASSETS

All fixed assets are stated at cost and are depreciated under the Modified Accelerated Cost Recovery System. Furniture is depreciated over a seven year useful life while telephone, office, and computer equipment are depreciated over a five year useful life. In addition to regular depreciation, $3,254 and $12,320 of additional depreciation (election to expense) was claimed for the years ending June 30, 2006 and 2005 respectively.

NOTE 6: ORGANIZATION COSTS

Organizational costs consist primarily of legal fees incurred to set up the corporation. These costs are amortized over five years using the straight line method.

NOTE 7: LEASES AND LEASING ARRANGEMENTS

The following is a schedule of leases which Morton Clarke Fu & Metcalf, Inc. has entered into as of June 30, 2006.

Item	Monthly Payment	Lease Term	Square Footage
Pike Street Office	$9,740.91	11-1-01 to 10-31-06	3001
Pike Street Office	6,666.83	11-1-06 to 1-31-12	3077
Copy Machine	325.43	8-31-04 to 8-31-09	N/A

--- Continued on next page --------

The following is a schedule, by year, of future minimum lease payments.

Year ending	June 30, 2007	$	96,205
	June 30, 2008		83,909
	June 30, 2009		83,909
	June 30, 2010		80,655
	June 30, 2011		80,004
Total Minimum Payments Required		$	424,682

NOTE 8: PROFIT SHARING - 401K PLAN

Morton Clarke Fu and Metcalf, Inc. has a company sponsored 401K retirement plan. The company made a 3% profit sharing contribution to the plan for the years ended June 30, 2006 and 2005. The contribution amounted to $66,711 and $75,535 for the years ended June 30, 2006 and 2005 respectively. In addition the company made matching contributions of $7,950 and $7,950 to the 401K plan for the years ended June 30, 2006 and 2005 respectively.

SUPPLEMENTAL MATERIAL

Our examination of the financial statements included in the preceding section of this report was directed to an expression of our opinion taken as a whole. The supplemental material presented in the following section of this report has been subjected to certain procedures applied in connection with our examination of the financial statements. This information, while not required, is in our opinion, fairly stated in all material respects when considered in relation to the financial statements taken as whole.

Jeff M. Wilson, P.S.
Seattle, Washington

MORTON CLARKE FU & METCALF, INC.
STATEMENT OF OPERATING EXPENSES
For the years ending June 30, 2006 and 2005

	2006		2005	
	AMOUNT	Percent of Gross Revenue	AMOUNT	Percent of Gross Revenue
Advertising and Promotion	$ 524	0.02%	$ 932	0.03%
Bloomberg Lease	118,133	3.84%	128,575	3.78%
Bond Desk Trading	5,180	0.17%	23,755	0.70%
Business Taxes and Licenses	719	0.02%	955	0.03%
B & O Tax - Seattle	11,859	0.39%	12,686	0.37%
B & O Tax - Washington	42,864	1.39%	46,044	1.35%
Charitable Contributions	17,809	0.58%	24,626	0.72%
Clearing Fees	228,289	7.41%	295,464	8.69%
Compliance Expense	13,111	0.43%	7,073	0.21%
Computer Expense	7,796	0.25%	23,231	0.68%
Copier Lease	4,273	0.14%	3,059	0.09%
Customer Service Expense	11,401	0.37%	14,915	0.44%
Customer Write Off	11,490	0.37%	3,556	0.10%
Depreciation	4,389	0.14%	14,657	0.43%
Data Line	20,084	0.65%	20,245	0.60%
Data Process Expense	23,544	0.76%	25,859	0.76%
Employee Benefits	90,857	2.95%	101,551	2.99%
Federal Express	1,214	0.04%	1,149	0.03%
Fees, Service and Regulatory	16,608	0.54%	13,931	0.41%
Insurance Expense	4,207	0.14%	3,526	0.10%
Interest Expense	91,009	2.95%	64,189	1.89%
Internet Expense	21,828	0.71%	21,297	0.63%
Meals and Entertainment	7,407	0.24%	10,471	0.31%
NASD Assessments/Fees	3,251	0.11%	3,684	0.11%
Office Supplies and Expense	24,536	0.80%	26,925	0.79%
Subscriptions and Periodicals	58,117	1.89%	59,763	1.76%
Payroll Service	2,881	0.09%	2,587	0.08%
Payroll Taxes	85,623	2.78%	96,405	2.83%
Postage & Other Freight	1,837	0.06%	3,788	0.11%
Professional Fees	20,078	0.65%	17,338	0.51%
Profit Sharing Expense	74,661	2.42%	83,485	2.45%
Quote Fees	28,573	0.93%	28,243	0.83%

--- Continued on next page --------

The accompanying notes are an integral part of these statements.

MORTON CLARKE FU & METCALF, INC.
STATEMENT OF OPERATING EXPENSES
For the years ending June 30, 2006 and 2005

	2006		2005	
	AMOUNT	Percent of Gross Revenue	AMOUNT	Percent of Gross Revenue
---- Continued from previous page ----				
Rent Expense	$ 117,147	3.80%	$ 115,187	3.39%
Repairs & Maintenance	834	0.03%	233	0.01%
Salaries - Officers	852,991	27.69%	810,760	23.83%
Salaries - Commissions	867,960	28.18%	1,026,874	30.19%
Salary - Clerical	173,466	5.63%	260,835	7.67%
Telephone Expense	12,212	0.40%	13,975	0.41%
Training - Securities	3,290	0.11%	2,500	0.07%
TOTAL OPERATING EXPENSE	$ 3,082,052	100.06%	$ 3,414,328	100.37%

The accompanying notes are an integral part of these statements.

MORTON CLARKE FU & METCALF, INC.
STATEMENT REGARDING AUDIT OF NET CAPITAL
June 30, 2006 and 2005

As part of our audit we verified the Schedule of Net Capital as prepared by Morton Clarke Fu & Metcalf, Inc. We found no material differences between their schedule and our audited Schedule of Net Capital.

Jeff M. Wilson, P.S.
Seattle, Washington

MORTON CLARKE FU & METCALF, INC.
SCHEDULE OF NET CAPITAL
For the years ending June 30, 2006 and 2005

	2006	2005
Total ownership equity from Statement of Financial Condition	$ 1,966,425	$ 2,003,070
Total ownership equity qualified for Net Capital	1,966,425	2,003,070
Add: Liabilities subordinated to claim of general creditors allocable in computation of Net Capital	0	0
Total capital and allowable subordinated liabilities	1,966,425	2,003,070
Deduct: Total nonallowable assets from Statement of Financial condition	(240,729)	(263,320)
Net Capital before haircuts on securities positions	1,725,696	1,739,750
Haircuts on securities		
Debt Securities	(120,183)	(208,223)
Other Securities	(597)	(1,167)
Total Haircuts	(120,780)	(209,390)
NET CAPITAL	$ 1,604,916	$ 1,530,360

Minimum net capital required for Morton Clarke Fu & Metcalf, Inc. is $250,000 effective June 10, 1999. Therefore Morton Clarke Fu & Metcalf, Inc. has excess net capital of $1,354,916 and $1,280,360 as of June 30, 2006 and 2005 respectively.

The accompanying notes are an integral part of these statements.